April 30, 2019

Donald Allan, Jr.
Executive Vice President and Chief Financial Officer
Stanley Black & Decker, Inc.
1000 Stanley Drive
New Britain, CT 06053

       Re: Stanley Black & Decker, Inc.
           Form 10-K for Fiscal Year Ended December 29, 2018
           Filed February 26, 2019
           Form 8-K Filed January 22, 2019
           File No. 001-05224

Dear Mr. Allan:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction